UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CardConnect Corp.

(Name of Subject Company (Issuer))

Minglewood Merger Sub Inc.

a wholly owned subsidiary of

First Data Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Copies to:

Adam L. Rosman

First Data Corporation

225 Liberty Street, 29th Floor

New York, New York, 10281

Telephone: (800) 735-3362

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$557,833,454.78	$64,652.90

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of CardConnect Corp. (“CardConnect”), at a purchase price of $15.00 per share, net to the seller in cash, without interest and subject to any required tax withholding. The Transaction Valuation was calculated based on the sum of: (i) 31,472,060 issued and outstanding shares of common stock of CardConnect, multiplied by $15.00 per share; (ii) 8,105,169 shares of common stock of CardConnect underlying outstanding options with an exercise price that is less than $15.00 per share, multiplied by $6.77 (rounded up to the nearest cent) per share (which is equal to the difference between $15.00 and $8.23 (rounded down to the nearest cent), the weighted average exercise price of such options that have an exercise price that is less than $15.00 per share); and (iii) 10,300,000 shares of common stock of CardConnect underlying outstanding warrants, multiplied by $3.00 per share (which is equal to the difference between $15.00 and $12.00, the weighted average exercise price of such warrants), which calculations reflect the maximum number of options and warrants that are expected to be outstanding at the time the offer is completed. The foregoing numbers of shares of common stock, options and warrants have been provided by the issuer to the offeror and are as of the close of business on June 5, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $64,652.90 Form of Registration No.: Schedule TO	Filing Party: First Data Corporation and Minglewood Merger Sub Inc. Date Filed: June 7, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on June 7, 2017 by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CardConnect Corp. (“CardConnect”), at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Adding a new paragraph at the end of Section 15 — “Conditions of the Offer” of the Offer to Purchase to read as follows:

“On June 22, 2017, the holder of Series A Preferred Stock waived its right to receive written notice 45 days prior to the Effective Time. As a result, the Series A Notice Condition has been satisfied.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2017

Minglewood Merger Sub Inc.

By:	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

First Data Corporation

By:	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2017.*

(a)(5)(A)	Joint Press Release issued by First Data and CardConnect on May 29, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Data on May 30, 2017).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2017, among First Data Corporation, Minglewood Merger Sub Inc. and CardConnect Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).*

(d)(2)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).*

(d)(3)	Tender and Support Agreement by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CardConnect on May 31, 2017).*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously